Mail Stop 3561

December 23, 2009

Mr. Charles Calello
President
American Telstar, Inc.
444 Park Forest Way
Wellington, FL 33414

>   **Re: American Telstar, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2009**
>   **File No. 000-52387**

Dear Mr. Calello:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services